Form 10-K, Exhibit 13
period 1998-12-31
BALLANTYNE OF OMAHA INC
filed 1999-03-31
CIK 946454

                                                                      Exhibit 13


                           TAKING IT TO THE NEXT LEVEL

1998 ANNUAL REPORT


                             BALLANTYNE OF OMAHA


[GRAPHIC OMITTED]

ON THE COVER: The Company's Pattern Profile Projector (P3) illuminates a rock formation at the Red Rocks Amphitheater near Denver, Colorado with the Ballantyne of Omaha Logo at over 450 feet. For more information on the P3, see page 9.


CONTENTS

1    Financial Highlights

2    Letter to Shareholders

4    Management's Review of Operations

     Financial Review

     10   Management's Discussion and Analysis

     15   Selected Five-Year Financial Data

     16   Report of Independent Accountants

     17   Consolidated Financial Statements

     21   Notes to Consolidated Financial Statements

     36   Report of Management

     37   Directors and Officers
          Corporate Directory
          Shareholder Information


This report contains forward-looking statements that involve risks and uncertainties, including but not limited to, quarterly fluctuations in results; customer demand for the Company's products; the development of new technology for alternate means of motion picture presentation; failure of the Company's computer systems or that of any of its suppliers, and/or products manufactured and sold by the Company, resulting from the year 2000 problem; domestic and international economic conditions; the management of growth; and, other risks detailed from time to time in the Company's other Securities and Exchange Commission filings. Actual results may differ materially from management expectations.

                                                            FINANCIAL HIGHLIGHTS


(Dollars in thousands, except per share amounts)      1998       1997       1996
                                                    -------     ------     ------

Net Revenues                                        $75,057     70,205     51,754

Net Income                                            8,344      7,709      5,037

Net Income Per Share - Diluted                          .57        .52        .40

Domestic Revenues                                    53,079     51,657     37,628

Sales To Foreign Customers                          $21,978     18,548     14,126
                                                    -------     ------     ------


Total Assets                                        $56,553     46,752     32,462

Working Capital                                      31,002     27,403     19,742

Total Debt                                          $12,276        242        458
                                                    -------     ------     ------

Gross Profit as a % of Revenues                        31.4%      29.5%      29.7%

Net Income as a % of Revenues                          11.1%      11.0%       9.7%

Operating Income as a % of Revenues                    17.3%      16.5%      16.1%

Return on Ending Equity                                24.1%      21.6%      21.0%
                                                    -------     ------     ------


                                                                   BALLANTYNE  1

                               PRESIDENT'S LETTER

[PHOTO OMITTED]


TO OUR SHAREHOLDERS

"Taking It To The Next Level" is indicative of the momentum achieved and the direction that Ballantyne of Omaha, Inc. has taken over the past year. For that reason, we are proud to present this update of our progress and operating results.

The expansion of megaplex building continues worldwide as the concept of providing entertainment to the moviegoing public reaches beyond the simple addition of theatre screens. In order to sustain the growth we have seen in recent years, theatre owners are developing exciting new concepts in areas of architecture, presentation and signage, patron comfort, concessions, and alternative attractions such as special venue features, game rooms and retail shopping and dining areas. Our ability to deliver large volume product orders on a timely basis is facilitating this screen growth, an advantage that distinguishes the Company from its competitors. This selling point proved extremely valuable in 1998 as consolidated theatre chains began demanding extremely large volume orders.

1998 was the seventh consecutive year of record results for the Company. We achieved record revenue, net income and earnings per share during the year despite a period of transition in the cinema exhibition industry. During the year, revenue increased to $75.1 million and net income rose to $8.3 million or $0.57 per diluted share. The increase is attributable to record motion picture projection system sales in both domestic and foreign markets, and to continued improvements in our manufacturing efficiency. Sales to foreign customers rose 19.0% to $22.0 million from $18.5 million in 1997, driven largely by strong demand for our theatre products in Canada and Europe, which more than offset flat demand in the emerging markets in Asia and South America. A testament to our financial strength is the authorized repurchase by the Board of Directors of
2.6 million shares of our stock. Over 1.8 million shares have been repurchased to date.

Throughout 1998, a number of steps were taken by management to insure our position in the marketplace as the world's largest and preeminent supplier of motion picture theatre projection equipment. New sales offices were established in Europe and Southeast Asia in 1998 as the growth of multiplexing continues to spread in areas around the World. We expect to see further growth as major international

2 BALLANTYNE
exhibitors capitalize on the re-stabilization of economic conditions in Asia and in the burgeoning Euro economy. Additionally, an ongoing sales goal for 1999 and beyond is to continue market penetration into Mexico and Central and South American countries. Sales growth in Canada has also been notable. Close, strategic alliances with dealers and exhibitors in these growing areas of the World is an encouraging element to our long-term growth prospects.

In 1998, we entered into an agreement with Mega Systems, Inc., located in St. Augustine, Florida. Mega Systems will assist Ballantyne in the marketing of custom, large film format special venue projection equipment to designers and producers of such products as ride-film attractions, large screen, and 3-D movie features. Ballantyne has established a reputation as a leader and innovator in the design and manufacturing of this specialized variety of equipment.

Diversification is another major element of Ballantyne's near and long-term plans. A key acquisition in 1998 was the purchase of Design and Manufacturing, Ltd. located in Fisher, Illinois. Design and Manufacturing is a major supplier of film transport systems and component parts for other cinema products. The additional capacity realized by this acquisition has also allowed us to improve manufacturing efficiencies and gross margins.

Strong Communications, a new operating division of Ballantyne in 1998, was created to address the growing need for sophisticated audio visual systems such as those found in corporate board rooms and hotel meeting rooms.

The entertainment lighting and rental division set its sights higher in 1998 with the development of three new products that will impact future sales and rental earnings for the division. The Strong Truss Trouper was introduced in October and is expected to be a popular new light for use in concerts and theatrical productions. A massive new light fixture, the Pattern Profile Projector, debuted at year end. This powerful xenon light is designed to project logos or other images over great distances and should find considerable acceptance for promotional events as we enter the new millennium. And finally, Nocturn is the name of a new line of high-tech blacklight products featuring ultraviolet light fixtures, and expendable products such as fluorescent paints and plastics used extensively in discotheques, theatres and other themed amusement parks and attractions.

In December, manufacturing and other business functions previously performed at our North Hollywood facility, were consolidated into the Omaha location in order to gain added efficiency. Sales, rental and technical support operations remain in California and give us a strategic base of operations for that important entertainment market.

Our aggressive pursuit of additional market share in all of our operating divisions, new acquisitions, and a strong balance sheet as we approach the new century, indicates that 1999 will be another excellent year. We are grateful for our good fortune and deeply appreciate the continued confidence that our investors have shown.

Sincerely,

/s/ John P. Wilmers

John P. Wilmers
President, Chief Executive Officer


                                                                    BALLANTYNE 3

MANAGEMENTS REVIEW OF OPERATIONS


[GRAPHIC OMITTED]

KEEPING PACE WITH OUR INDUSTRY

 ...our exposure
to global markets
is expanded
and enhanced.

There is no such thing as staying in one place in the entertainment equipment business. You are either moving forward or you are moving backward. In 1998, Ballantyne's management took the steps necessary to remain a leader in the race for motion picture exhibitor and entertainment lighting customers. To achieve this, it was prudent for our company to move our operating goals upward. To take the Company to the next level.

What fuels our growth is taking advantage of opportunity. To gain this opportunity, we need to remain competitive and forward thinking.

SALES PRESENCE

When opportunity knocks, anywhere in the world, we are determined to answer. New sales offices were opened in Asia and Europe in 1998 so that our exposure to global markets is expanded and enhanced.

The Asian market, while still turbulent, has incredible potential. Other multinational companies are investing in this huge market potential and Ballantyne has followed suit with continued support for our Hong Kong subsidiary, Strong-Westrex, and penetration into every Far East region.


[PHOTO OMITTED]

4  BALLANTYNE

[GRAPHIC OMITTED]

Theatre Product Sales ($ in millions)


 1994      1995       1996       1997       1998

$25.7     $35.4      $47.2      $62.3     $65.8




The Euro Dollar's introduction was symbolic of the changes taking place in the rapidly consolidated European market. A new sales office located in Wetzler, Germany, places Ballantyne in the heart of where the action is on that continent.


Our growth also remained strong in North America as the multiplexing concept continues to favorably impact theatre construction throughout North America. Salesmanship and our stature in the theatre equipment industry yielded, at year's end, the single largest sales commitment in our history from Regal Cinemas, Inc., headquartered in Knoxville, Tennessee. Regal is the worldwide leader in the movie theatre business with over 3500 screens operating at over 400 locations in 30 states.

[PHOTO OMITTED]

                                                                    BALLANTYNE 5

MANAGEMENTS REVIEW OF OPERATIONS

[GRAPHIC OMITTED]

DIVERSIFICATION

An on-going goal of the Company is to broaden our earnings base and to increase profitability through diversification of our product line and through strategic acquisitions.

Design and Manufacturing, Ltd. has been a long-time supplier of film transport systems and other component parts for our cinema operation. Design and Manufacturing was acquired in April 1998; the resulting benefits of improved efficiency and greater profit margins was immediate. The newly acquired company is now a wholly-owned subsidiary and Jack Spitz, previous owner of the company, remains president of that operation.


[PHOTO OMITTED]

Jack Spitz, President; Design and Manufacturing, Inc.




6  BALLANTYNE

 ...creation of a
new operating division
known as
Strong Communications.

Strong Communications was established in 1998 with our first office located in Orlando, Florida. By years end, additional offices were established in Ft. Lauderdale and Tampa, Florida. The appeal of Florida as a destination for meetings and conventions had a major bearing on the decision to base the business in Orlando. Our knowledge of the entertainment industry and experience with visual technologies created an opportunity, through Strong Communications, to provide sophisticated audio visual products and services to the marketplace.

The scope of services at Strong Communications includes design consulting, equipment sales and rental services in the ever-changing, fast moving audio visual business. This includes design and installation services and systems integration for corporate boardrooms, conference rooms, training facilities, educational classrooms and auditoriums, religious assembly halls, theme parks, and simulation applications. Also included in Strong's services are equipment rental and show staging services for special events, corporate meetings, annual meetings, product introductions and specialty entertainment venues.

                                                                  BALLANTYNE   7

[PHOTO OMITTED]


MANAGEMENTS REVIEW OF OPERATIONS

New Products
New Strategies
New Markets

 ...strategic alliance
established
with Mega Systems.

In terms of product line expansion, 1998 was a significant year. Special venue projection has always been an area where Ballantyne projector products have excelled. The leadership that we hold in this industry, which includes IMAX(R) and other ride-film attractions, continued its grip on the marketplace with a strategic alliance established with Mega Systems, Inc., a leader in this very specialized but growing form of entertainment.


Mega Systems provides consulting services for giant screen, large format film applications. A joint development between Ballantyne and Mega Systems resulted in the creation of the Cine Kinetic 870, a dual intermittent movement projector that is a significant departure from traditional projector design. In addition to a rock steady picture, the new projector greatly extends the life of film prints, which is particularly useful with short, frequently shown features such as those found in IMAX attractions.


[PHOTO OMITTED]


8  BALLANTYNE

Another new product, Nocturn Ultra Violet Visual Effects, reaches toward the expanded use of quality UV products and light fixtures in a variety of entertainment locations. New cinema theatre architecture and theme parks are using Nocturn's UV lighting fixtures, paints and plastics. Nocturn expects to take advantage of resurging interest in UV in worldwide markets.



The Follow Spotlight division broke through with an exciting new product in 1998. The Strong Xenon Truss Trouper 1.2 was developed as a powerful, dependable versatile spotlight designed for use in the lighting trusses above stages.

Singer/songwriter Billy Joel was the first major act to hit the road with the Truss Trouper. Joel's production company utilizes 14 Truss Troupers in his concert lighting setup. Other big-name performers are expected to include this new light in their shows.




A collaborative effort between the Xenotech and Strong Spotlight engineering department resulted in the creation of the first Pattern Profile Projector (P3). The P3 is a spectacular new product that has the capacity to project logos or other graphics on mountains, buildings and clouds at distances up to a mile. The cover of this report features a Ballantyne logo projected on a rock formation above the Red Rocks Amphitheater in Denver, Colorado.

[PHOTOS OMITTED]

                                                                   BALLANTYNE  9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. Management's Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, including but not limited to, quarterly fluctuations in results; customer demand for the Company's products; the development of new technology for alternate means of motion picture presentation; failure of the Company's computer systems or that of any of its suppliers, and/or products manufactured and sold by the Company, resulting from the year 2000 problem; domestic and international economic conditions; the management of growth; and, other risks detailed from time to time in the Company's other Securities and Exchange Commission filings. Actual results may differ materially from management expectations.

The following table sets forth, for the periods indicated, the percentage of net revenue represented by certain items reflected in the Company's consolidated statements of income:

RESULTS OF OPERATIONS:


                                     Years Ended December 31,
                            ----------------------------------------
                            1998     1997     1996     1995     1994
                            ----     ----     ----     ----     ----
Net revenues               100.0%   100.0%   100.0%   100.0%   100.0%
Cost of revenues            68.6     70.5     70.3     71.4     70.0
Gross profit                31.4     29.5     29.7     28.6     30.0
Operating expenses          14.1     13.1     13.6     14.8     15.4
Income from operations      17.3     16.4     16.1     13.8     14.6
Net income                  11.1     11.0      9.7      7.9      8.2

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

Net revenues for 1998 increased $4.9 million or 6.9% to $75.1 million from $70.2 million for 1997. The increase reflects higher revenues from theatre and lighting products. The following table shows comparative net revenues for theatre, lighting and restaurant segments for the respective years:


                                   Year Ended December 31,
                              -------------------------------
                                 1998                  1997
                                 ----                  ----
Theatre                      $65,814,807           $62,306,249
Lighting                       7,107,905             5,360,617
Restaurant                     2,134,655             2,538,245
                             -----------           -----------
  Total net revenues         $75,057,367           $70,205,111
                             -----------           -----------
                             -----------           -----------


The increase in total net revenues primarily reflects higher sales of theatre products. The increase in theatre products relate to higher sales of commercial motion picture projection equipment ("projection equipment"), which rose $4.2 million or 8.6% from $48.9 million in 1997 to $53.1 million in 1998. This reflects increased sales of projection equipment to both foreign and domestic customers as motion picture exhibitors continue to build new multi-screen theatre complexes.

10  BALLANTYNE

Offsetting the higher sales of projection equipment among theatre sales were lower sales of ISCO-Optic lenses which decreased $.6 million to $5.8 million in 1998 from $6.4 million in 1997. ISCO-Optic is a trademark of ISCO-Optic GmbH. Replacement part sales for the theatre segment were also lower in 1998 decreasing from $6.9 million in 1997 to $6.8 million in 1998. Sales of ISCO-Optic lenses and replacement parts fluctuate from quarter to quarter and are not directly related to the volume of projection equipment sold, but are more a reflection of the needs of current customers which have projection systems previously purchased from the Company.

Lighting segment revenue also contributed to the increase in total net revenues, contributing $7.1 million in sales and rentals, an increase of $1.7 million over the $5.4 million contributed in 1997. This increase was entirely due to acquisitions made by the Company during 1998 and 1997.

Restaurant sales decreased $0.4 million from $2.5 million in 1997 to $2.1 million in 1998. The decrease was due to lower sales of pressure fryers and smokers.

Overall, consolidated net revenues from domestic customers increased $1.4 million to $53.1 million in 1998 from $51.7 million in 1997. The increase was smaller than the previous year due to a temporary slowdown in the middle of the year by a few of the larger theatre exhibition companies, however, as the year progressed, sales returned to expected levels. Net revenues from foreign customers increased $3.5 million or 18.5% to $22.0 million from $18.5 million in 1997. This increase was attributable to higher sales in Canada and Europe, however, sales were lower in Asia and Mexico compared to the prior year.

Gross profit increased $2.8 million or 13.7% in 1998 to $23.6 million, and as a percent of revenue increased to 31.4% from 29.5% in 1997. The higher gross profit as a percentage of net revenues was primarily due to the theatre segment where the gross margin increased to 32.8% in 1998 from 28.7% in 1997. This increase can be attributed to synergies obtained through the purchase of Design & Manufacturing, Ltd. ("Design") in April 1998 and certain manufacturing efficiencies due to an increase in production volume during 1998. The purchase of Design has enabled the Company to generate cost savings by vertically integrating the supply of certain components sold with the Company's projection equipment. Restaurant margins as a percent of sales increased from 25.6% in 1997 to 27.7% mainly due to a change in product mix while lighting segment margins decreased from 41.2% in 1997 to 19.7%. The decline in lighting margins was due to lower rental revenues as a percentage of total revenues in 1998. Rental revenue generally carries a higher margin than product sales.

Operating expenses in 1998 increased approximately $1.4 million or 15.4% from 1997. As a percentage of net revenues, such expenses increased to 14.1% in 1998 from 13.1% in 1997. The increase can be attributed to the acquisition of Design and to costs related to the lighting segment. Operating expenses as a percentage of revenue are relatively high for Design because a majority of Design's sales are eliminated in consolidation. This impact is offset by Design's ability to produce a low-cost product for the Company and thus increase gross margins. The reason for the increased operating expenses in the lighting segment was due to the Company making a concerted effort to grow this segment but has not yet seen the revenue growth that was anticipated.

Net interest expense was $36,265 in 1998 compared to net interest income of $254,030 in 1997. The change from the prior year reflects lower cash on hand and higher interest expense due to borrowings on the Company's line of credit with Norwest Bank. These borrowings were necessitated due to lower cash flows from operations and the repurchase of 1.8 million shares of common stock during the third and fourth quarters of 1998.

                                                                   BALLANTYNE 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's effective tax rate in 1998 was 35.5% compared to 34.7% in 1997. The increase reflects higher state taxes related to the Company having operations in more states than the prior year. The difference between the Company's effective tax rate and the federal statutory rate of 34% reflects the non-deductibility of certain intangible assets, principally goodwill and the impact of state income taxes.

For the reasons outlined above, net income increased $0.6 million or 8.2% to $8.3 million in 1998 from $7.7 million in 1997. Basic earnings per share were $0.59 per share in 1998 compared to $0.56 per share in 1997. Diluted earnings per share were $0.57 per share in 1998 compared to $0.52 per share in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

Net revenues for 1997 increased 35.7% to $70.2 million from $51.8 million for 1996. The following table sets forth comparative consolidated net revenues of theatre, lighting and restaurant products for the respective years:


                                 Year Ended December 31,
                                -------------------------
                                 1997               1996
                                 ----               ----
Theatre                      $62,306,249        $47,230,543
Lighting                       5,360,617          2,157,125
Restaurant                     2,538,245          2,366,196
                             -----------        -----------
  Total net revenues         $70,205,111        $51,753,864
                             -----------        -----------
                             -----------        -----------


The increase for 1997 reflects higher revenues from the sale of theatre products and the sale and rental of lighting products. The increase in theatre products reflects increased sales of commercial motion picture projector equipment which rose $11.8 million or 31.8%. This increase was mainly attributable to increased sales of such equipment to domestic customers, however, sales to foreign customers, for all Company products, rose $4.4 million or 31.3% to $18.5 million in 1997 from $14.1 million in 1996. Also contributing to the increase in the theatre sales were higher sales of ISCO-Optic lenses and replacement parts. Sales of ISCO-Optic lenses increased $1.9 million or 44.6% to $6.4 million from $4.5 million in 1996, while sales of replacement parts increased $1.2 million or 19.6% to $7.3 million from $6.1 million in 1996. These increases reflect the continued demand for theatre products and a higher installed base of motion picture projectors. Net revenues from lighting products increased $3.2 million or 148.5% from $2.2 million in 1996 to $5.4 million in 1997. The increase primarily reflects the acquisition of Xenotech in the second quarter of 1997 and the acquisition of Sky-Tracker in the third quarter of 1997. The remaining increase in lighting products was attributable to an increase in sales of follow spotlights, which increased approximately $231,000 over 1996. Net sales of restaurant products increased by $258,394 or 13.9%, mainly due to an increase in the sales of pressure fryers and accessories.

Gross profit as a percentage of net revenues remained relatively constant from year to year. The increase attributable to improved efficiencies was offset by greater console sales, which carry a lower margin.

Operating expenses increased $2.1 million or 30.1% for 1997 as compared to 1996. However, as a percentage of net revenues, such expenses decreased to 13.1% in 1997 from 13.6% in 1996 as a result of an increase in net revenues from theatre products without a proportional increase in selling and general and administrative expenses.

12  BALLANTYNE

Interest expense decreased to $31,902 from $473,627 in 1996 reflecting the repayment of the Company's Industrial Revenue Bonds in March 1997 and the absence of borrowings under the Company's line of credit. Interest income rose $175,813 to $285,932 for 1997 compared to $110,119 in 1996. The increase was attributed to more excess cash during 1997 compared to 1996 which was a direct result of more cash flow from operations and from proceeds from the equity offering in August of 1996.

The Company's effective tax rate for 1997 was 34.7% compared to 36.6 % for 1996. The decline from 1996 reflects a lower state income tax related to the state of Nebraska's "Throwback" law in which only a portion of the Company's sales are subject to Nebraska taxes. The difference between the Company's effective tax rate and the federal statutory rate of 34% reflects the non-deductibility of certain intangible assets, principally goodwill and the impact of state income taxes.

Due to the reasons described above, net income increased $2.7 million or 53.1% to $7.7 million in 1997 from $5.0 million in 1996. Basic earning per share were $0.56 per share in 1997 compared to $0.43 per share in 1997. Diluted earnings per share were $0.52 per share in 1997 compared to $0.40 per share in 1996.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1998, the Company maintained a $20 million line of credit with Norwest Bank Nebraska, N.A. (the "Norwest Facility"). At December 31, 1998, $7.8 million of the Norwest Facility was unused. Borrowings outstanding under the Norwest Facility bear interest, payable monthly, at a rate equal to the Prime Rate less 0.5% (7.25% at December 31, 1998). All of the Company's assets secure the Norwest Facility. The Company was in compliance with all restrictive covenants at December 31, 1998 and 1997.

Historically, the Company has funded its working capital requirements through cash flow generated by its operations. Net cash provided by operating activities ("operating cash flow") for the years ended December 31, 1998, 1997 and 1996 were $0.49 million, $5.3 million and $0.9 million, respectively. The decrease in operating cash flow was primarily due to a $2.6 million decrease in accounts payable, a $5.2 million increase in accounts receivable and a $3.1 million increase in inventory in 1998. The decrease in accounts payable relates mainly to the timing of payments to vendors compared to the prior year. The increase in accounts receivable relates to higher sales in the months of November and December than the previous year.

The Company anticipates that internally generated funds and borrowings available under the Norwest Facility will be sufficient to meet its working capital needs, planned 1999 capital expenditures and to pursue opportunities to expand its markets and businesses.

Net cash used in investing activities for the years ending December 31, 1998, 1997 and 1996 were $7.5 million, $4.7 million and $1.0 million, respectively. Investing activities in 1998 reflect the purchase of Sky-Tracker of Florida, Inc. during January of 1998 and the purchase of Design in the second quarter of 1998. Capital expenditures were approximately $3.6 million in 1998 and primarily relate to the purchase of rental equipment in the lighting segment and plant equipment in the theatre segment.

Net cash used in financing activities in 1998 was $0.15 million compared to net cash provided by financing activities of $1.1 million in 1997 and $6.0 million in 1996. The reasons for the change from prior years relate

                                                                   BALLANTYNE 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to the repurchase of treasury stock for $12.4 million during 1998. The stock repurchase was financed by borrowings on the Norwest Facility. Also, the Company received $1.8 million from the exercise of certain stock options in 1997 compared to only $0.09 million in 1998. Net cash provided by financing activities in 1996 was higher due to a secondary offering of the Company's common stock in August of that year.

The Company does not engage in any hedging activities, including currency hedging activities, in connection with its foreign operations and sales. To date, all of the Company's international sales have been denominated in U.S. dollars, exclusive of Strong Westrex, Inc. sales, which are denominated in Hong Kong dollars.

SEASONALITY

Generally, the Company's business exhibits a moderate level of seasonality as sales of theatre products typically increase during the third and fourth quarters. The Company believes that such increased sales reflect seasonal increases in the construction of new motion picture screens in anticipation of the holiday movie season.

INFLATION

The Company believes that the relatively moderate rates of inflation in recent years have not had a significant impact on its net revenues or profitability. Historically, the Company has been able to offset any inflationary effects by either increasing prices or improving cost efficiencies.

YEAR 2000

The Company has developed a plan to deal with the year 2000 problem in connection with its systems and has begun converting its systems to be year 2000 compliant. The plan provides for the conversions to be completed and tested before the 1999 year-end. The year 2000 problem, frequently referred to as the "millennium bug", results from the fact that computer programs in the past have been written using only two digits to identify a year, rather than four digits. Because of this, the computer would not recognize years commencing with the digits "20", instead of "19", and could produce erroneous calculations resulting in interruptions and crashes in business operating systems. The Company's information technology systems contain inventory and accounting systems, electronic data interchange, and mechanical systems affecting machinery and equipment.

There are four phases involved in assessing the year 2000 problem described by the Company as follows:

AWARENESS Identify all data-impacted systems and products; contact product vendors concerning compliance status and plans.

ASSESSMENT Identify compliance status of all data-impacted systems and equipment; prioritize systems and equipment based on business risk; estimate cost and feasibility of repairing and replacing each non-compliant system and product and finally, establish a testing approach.

IMPLEMENTATION Repair or replace each non-compliant system and product; build contingency plans.

TESTING Test the Company's systems and products to gain assurance that the year 2000 problem is fixed.

The information technology systems are currently in the implementation phase with approximately two months to complete. Year 2000 issues relating to third parties relate to the automated equipment which the

14  BALLANTYNE

Company sells to its customers. While the Company is currently assessing the impact to these products, it believes that the equipment already complies with the year 2000 requirements. The Company has currently incurred an inconsequential amount of costs relating to the year 2000 problem and believes that the overall costs will be inconsequential. The Company could incur substantial liabilities and potential losses if the Company's conversion efforts or the conversion efforts of any of its suppliers do not adequately solve all potential problems, or if the automation products which the Company sells do not operate satisfactorily because of the "millennium bug." This represents the Company's most reasonable likely worst case, year 2000 scenario.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedge accounting. The Company's required adoption date is January 1, 2000. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods and as of December 31, 1998, the Company had no derivatives or hedging activities.


                                               SELECTED FIVE-YEAR FINANCIAL DATA


                            1998       1997      1996      1995      1994
                            ----       ----      ----      ----      ----

STATEMENT OF INCOME DATA

Net revenue                $75,057    70,205    51,754    38,441    28,758
Gross profit                23,554    20,725    15,357    10,990     8,631
Net income                 $ 8,344     7,709     5,037     3,040     2,355

Net income per share (1)
         Basic             $  0.59      0.56      0.43      0.29      0.19
         Diluted           $  0.57      0.52      0.40      0.29      0.19

BALANCE SHEET DATA

Working capital            $31,002    27,403    19,742     8,625     7,079
Total assets                56,553    46,753    32,462    19,828    16,674
Total debt                  12,276       242       458     8,059     1,607
Stockholders' equity       $34,615    35,623    24,029     5,055    10,015

(1)  Adjusted for all stock dividends and stock splits


                                                                   BALLANTYNE 15

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
BALLANTYNE OF OMAHA, INC.


         We have audited the accompanying consolidated balance sheets of Ballantyne of Omaha, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ballantyne of Omaha, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG PEAT MARWICK LLP
Omaha, Nebraska
January 18, 1999

16  BALLANTYNE

                                      BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
                                                     CONSOLIDATED BALANCE SHEETS
                                                      DECEMBER 31, 1998 AND 1997


ASSETS                                                            1998            1997
                                                                  ----            ----
Current assets:

         Cash and cash equivalents                           $    594,686    $  7,701,507
         Accounts receivable (less allowance for
             doubtful accounts of $396,785 in
             1998 and $215,823 in 1997)                        17,255,221      11,728,231
         Inventories                                           21,434,395      17,445,632
         Recoverable income taxes                                    --           490,766
         Deferred income taxes                                    864,568         626,133
         Other current assets                                      43,611         118,028
                                                             ------------    ------------
             Total current assets                              40,192,481      38,110,297

Plant and equipment, net                                       12,695,989       7,399,990
Other assets, net                                               3,664,710       1,242,211
                                                             ------------    ------------
             Total assets                                    $ 56,553,180    $ 46,752,498
                                                             ------------    ------------
                                                             ------------    ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Current installments of long-term debt              $       --      $     70,000
         Accounts payable                                       5,936,825       8,351,392
         Accrued expenses                                       2,500,614       2,286,001
         Income taxes payable                                     752,809            --
                                                             ------------    ------------
             Total current liabilities                          9,190,248      10,707,393

Deferred income taxes                                             471,319         250,315
Long-term debt, excluding current installments                     47,372         171,761
Notes payable to bank                                          12,229,000            --
Stockholders' equity:
         Preferred stock, par value $.01 per share;
             authorized 1,000,000 shares, none outstanding           --              --
         Common stock, par value $.01 per share;
             authorized 25,000,000 shares; issued
             14,450,702 shares in 1998 and 13,548,594
             shares in 1997                                       144,507         135,486
         Additional paid-in capital                            31,211,329      22,741,511
         Retained earnings                                     15,610,511      12,746,032
                                                             ------------    ------------
                                                               46,966,347      35,623,029

Less cost of common shares in treasury, at cost
         1,801,800 shares in 1998                             (12,351,106)           --
                                                             ------------    ------------
             Total stockholders' equity                        34,615,241      35,623,029
                                                             ------------    ------------
             Total liabilities and stockholders' equity      $ 56,553,180    $ 46,752,498
                                                             ------------    ------------
                                                             ------------    ------------


See accompanying notes to consolidated financial statements.


                                                                   BALLANTYNE 17

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                     1998            1997            1996
                                                     ----            ----            ----

Net revenues                                    $ 75,057,367    $ 70,205,111    $ 51,753,864
Cost of revenues                                  51,503,053      49,480,113      36,396,527
                                                ------------    ------------    ------------
             Gross profit                         23,554,314      20,724,998      15,357,337

Operating expenses:
         Selling                                   3,740,582       3,350,758       2,711,744
         General and administrative                6,844,407       5,819,876       4,335,709
                                                ------------    ------------    ------------
             Total operating expenses             10,584,989       9,170,634       7,047,453
                                                ------------    ------------    ------------

             Income from operations               12,969,325      11,554,364       8,309,884

Interest income                                      103,207         285,932         110,119
Interest expense                                    (139,472)        (31,902)       (473,627)
                                                ------------    ------------    ------------
         Net interest income (expense)               (36,265)        254,030        (363,508)
                                                ------------    ------------    ------------

             Income before income taxes           12,933,060      11,808,394       7,946,376

Income taxes                                       4,589,326       4,099,055       2,909,683
                                                ------------    ------------    ------------

             Net income                         $  8,343,734    $  7,709,339    $  5,036,693
                                                ------------    ------------    ------------
                                                ------------    ------------    ------------

Net income per share:
             Basic                              $       0.59    $       0.56    $       0.43
                                                ------------    ------------    ------------
                                                ------------    ------------    ------------
             Diluted                            $       0.57    $       0.52    $       0.40
                                                ------------    ------------    ------------
                                                ------------    ------------    ------------

Weighted average shares outstanding:
             Basic                                14,098,491      13,854,304      11,605,091
                                                ------------    ------------    ------------
                                                ------------    ------------    ------------
             Diluted                              14,749,350      14,830,423      12,495,322
                                                ------------    ------------    ------------
                                                ------------    ------------    ------------


See accompanying notes to consolidated financial statements


18  BALLANTYNE

                                      BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                    YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                   Additional                                     Total
                                       Preferred       Common       Paid-in       Retained      Treasury      Stockholders'
                                         Stock         Stock        Capital       Earnings       Stock            Equity
                                      -----------   -----------    ----------    ----------    -----------    -------------

Balance at December 31, 1995          $      --          99,000     4,956,215          --             --        5,055,215

Net income                                   --            --            --       5,036,693           --        5,036,693
Issuance of 2,846,250 shares
         of common stock, net of
         offering expenses                   --          28,463    13,622,324          --             --       13,650,787
Issuance of 86,625 shares of
         common stock upon
         exercise of stock options           --             867       226,633          --             --          227,500
Issuance of 21,814  shares of
         common stock under
         the employees stock
         purchase plan                       --             218        58,534          --             --           58,752
                                      -----------   -----------    ----------    ----------    -----------     ----------

Balance at December 31, 1996                 --         128,548    18,863,706     5,036,693           --       24,028,947

Net income                                   --            --            --       7,709,339           --        7,709,339
Issuance of 684,075 shares of
         common stock upon
         exercise of stock options           --           6,840     1,838,042          --             --        1,844,882
Issuance of 9,865 shares of
         common stock under
         the employees stock
         purchase plan                       --              98        60,673          --             --           60,771
Income tax benefit related
         to stock option plans               --            --       1,979,090          --             --        1,979,090
                                      -----------   -----------    ----------    ----------    -----------     ----------

Balance at December 31, 1997                 --         135,486    22,741,511    12,746,032           --       35,623,029

Net income                                   --            --            --       8,343,734           --        8,343,734
Issuance of 25,950 shares of
         common stock upon
         exercise of stock options           --             259        88,997          --             --           89,256
Issuance of 15,679 shares of
         common stock under
         the employees stock
         purchase plan                       --             156        99,405          --             --           99,561
Issuance of 259,058 shares
         for business combination            --           2,590     2,797,410          --             --        2,800,000
Income tax benefit related to
         stock option plans                  --            --          10,767          --             --           10,767
Purchase of treasury stock                   --            --            --            --      (12,351,106)   (12,351,106)
Issuance of 5% stock dividend
         declared January 28, 1999,
         payable March 1, 1999               --           6,016     5,473,239    (5,479,255)          --             --
                                      -----------   -----------    ----------    ----------    -----------     ----------

Balance at December 31, 1998          $      --         144,507    31,211,329    15,610,511    (12,351,106)    34,615,241
                                      -----------   -----------    ----------    ----------    -----------     ----------
                                      -----------   -----------    ----------    ----------    -----------     ----------

See accompanying notes to consolidated financial statements.

                                                                   BALLANTYNE 19

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                                       1998             1997           1996
                                                                       ----             ----           ----
Cash flows from operating activities:
    Net income                                                    $  8,343,734    $  7,709,339    $  5,036,693
    Adjustments to reconcile net income to
        net cash provided by operating activities:
            Depreciation of plant and equipment                      1,476,275         783,338         470,040
                Other amortization                                     376,948         218,434         137,080
                Loss on sale of fixed assets                             7,297            --              --
                Deferred income taxes                                  (17,431)       (261,265)         14,901
     Changes in assets and liabilities, net of assets acquired:
                Accounts receivable                                 (5,243,401)     (2,210,958)     (3,377,475)
                Inventories                                         (3,065,576)     (4,676,096)     (2,594,966)
                Other current assets                                    77,776          (2,326)        (51,829)
                Accounts payable                                    (2,561,127)      2,069,566       2,083,256
                Accrued expenses                                       104,361         294,212         164,944
                Income taxes payable                                 1,254,342       1,352,094        (986,778)
                Other assets                                          (253,836)         (5,420)          5,882
                                                                  ------------    ------------    ------------
                Net cash provided by
                operating activities                                   499,362       5,270,918         901,748
                                                                  ------------    ------------    ------------

Cash flows from investing activities:
    Business combinations                                           (3,886,922)     (1,150,000)           --
    Capital expenditures                                            (3,594,472)     (3,531,913)     (1,016,930)
    Proceeds from sale of equipment                                     28,500            --              --
                                                                  ------------    ------------    ------------

                Net cash used in investing
                  activities                                        (7,452,894)     (4,681,913)     (1,016,930)
                                                                  ------------    ------------    ------------

Cash flows from financing activities:
    Proceeds from line of credit                                    12,229,000            --              --
    Payments on long-term debt                                        (220,000)       (835,744)     (7,983,436)
    Net proceeds from equity offering                                     --              --        13,650,787
    Proceeds from employee stock purchase plan                          99,561          60,771          58,752
    Proceeds from exercise of stock options                             89,256       1,844,882         227,500
    Purchase of common stock for treasury                          (12,351,106)           --              --
                                                                  ------------    ------------    ------------
                Net cash provided by (used in)
                  financing activities                                (153,289)      1,069,909       5,953,603
                                                                  ------------    ------------    ------------
                Net increase (decrease) in cash
                  and cash equivalents                              (7,106,821)      1,658,914       5,838,421


Cash  and cash equivalents at beginning of year                      7,701,507       6,042,593         204,172
                                                                  ------------    ------------    ------------
Cash and cash equivalents at end of year                          $    594,686    $  7,701,507    $  6,042,593
                                                                  ------------    ------------    ------------
                                                                  ------------    ------------    ------------


See accompanying notes to consolidated financial statements.

20  BALLANTYNE

                                      BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1.   Company

Ballantyne of Omaha, Inc., a Delaware corporation ("Ballantyne" or the "Company"), and its wholly-owned subsidiaries Strong Westrex, Inc., Design & Manufacturing, Inc., Xenotech Rental Corp. and Xenotech Strong, Inc., design, develop, manufacture and distribute commercial motion picture equipment, lighting systems and restaurant equipment. The Company's products are distributed worldwide through a domestic and international dealer network and are sold to major movie exhibition companies, sports arenas, auditoriums, amusement parks, special venues, restaurants, supermarkets and convenience food stores. Approximately 25.6% of the Company's common stock is owned by Canrad of Delaware Inc. ("Canrad") which is an indirect wholly-owned subsidiary of ARC International Corporation.

2.   Summary of Significant Accounting Policies

The principal accounting policies upon which the accompanying consolidated financial statements are based are summarized as follows:

a.   Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

b.   Stock Dividend and Splits

The Company's Board of Directors declared a 5% stock dividend of the Company's common stock on January 28, 1999. The stock dividend is payable March 1, 1999 to shareholders of record on February 15, 1999. The stock dividend resulted in the issuance of 601,455 shares of common stock. The dividend has been accounted for as if it occurred on December 31, 1998.

The Company's Board of Directors declared a 3-for-2 stock split of the Company's common stock on April 21, 1998. The stock split was in the form of a 50% common stock dividend payable June 12, 1998 to shareholders of record on May 29, 1998.

The Company's Board of Directors declared a 3-for-2 stock split of the Company's common stock on January 29, 1997. The stock split was in the form of a 50% common stock dividend payable March 5, 1997 to shareholders of record on February 10, 1997.

Unless otherwise noted, share and per share data have been restated to reflect the stock dividend and stock splits as of the earliest period presented.

c.   Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include appropriate elements of material, labor and manufacturing overhead.


                                                                   BALLANTYNE 21

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

d.   Goodwill and Other Intangibles

The Company capitalizes and includes in other assets the excess of cost over the fair value of assets of business acquired ("goodwill"), the present value of non-compete agreements and the costs of acquiring patents on its products. These assets are stated at cost less accumulated amortization and are being amortized on a straight-line basis over the expected periods to be benefited, 3 to 25 years. Accumulated amortization as of December 31, 1998 and 1997 amounted to $928,393 and $1,254,435, respectively. The Company assesses and would recognize any deficiency of the recoverability of goodwill by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations.

e.   Plant and Equipment

Significant expenditures for the replacement or expansion of plant and equipment are capitalized. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets using the straight-line method. Estimated useful lives range from 3 to 20 years.

f.   Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

g.   Revenue Recognition

The Company recognizes revenue from product sales upon shipment to the customer. Revenues related to equipment rental and services are recognized as earned over the terms of the contracts.

h.   Research and Development

Research and development costs are charged to operations in the period incurred. Such costs charged to operations amounted to approximately $746,000, $647,000 and $485,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

i.   Advertising Costs

Advertising and promotional costs are expensed as incurred and amounted to approximately $1,046,000, $904,000 and $528,000 for the years ended December 31, 1998, 1997 and 1996, respectively.


22  BALLANTYNE

j.   Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instruments could be exchanged into a current transaction between willing parties. Cash and cash equivalents, accounts receivable, debt, notes payable to bank and accounts payable reported in the consolidated balance sheets equal or approximate fair values.

k.   Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

l.   Cash and Cash Equivalents

All highly liquid financial instruments with maturities of three months or less from date of purchase are classified as cash equivalents in the consolidated balance sheets and statements of cash flows.

m.   Earnings Per Common Share

Basic earnings per share of common stock have been computed on the basis of the weighted average number of shares of common stock outstanding. Diluted earnings per share has been computed on the basis of the weighted average number of shares of common stock outstanding after giving effect to potential common shares from dilutive stock options. Diluted earnings per share includes an increase in the weighted average shares outstanding for dilutive stock options of 650,859, 976,119 and 890,231 for 1998, 1997 and 1996, respectively.

n.   Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

o.   Reclassifications

Certain of the 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.


                                                                  BALLANTYNE 23

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

3.   Equity Offerings

On June 30, 1997, the Company completed a public offering pursuant to a Registration Statement on Form S-3 (the "S-3 Offering"). Pursuant to the S-3 Offering, Canrad sold 1,932,860 shares of Ballantyne common stock to the public at the price of $16.875 per share. In addition, Canrad granted the underwriters an option to purchase an aggregate of up to 333,729 additional shares of common stock at $16.875 per share less underwriting discounts and commissions to cover over-allotments, if any. The underwriters purchased all 333,729 shares. While the Company did not offer any shares or pay any expenses incurred in the S-3 Offering, the Company did receive approximately $1,146,000 from the exercise of a warrant and certain stock options, which in aggregate totaled 280,750 shares and were sold in connection with the S-3 Offering.

On August 1, 1996, the Company completed an offering of its shares of capital stock pursuant to a Registration Statement on Form S-1 (the "Offering"). Pursuant to the Offering, the Company sold 1,100,000 shares of common stock to the public at the price of $12.125 per share. In addition, the Company granted the underwriters an option, exercisable until August 31, 1996, to purchase an aggregate of up to 165,000 additional shares of common stock at $12.125 per share less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters purchased all 165,000 shares on August 16, 1996. The net proceeds to the Company from the Offering were $13,650,787.

Share information and per share prices have not been adjusted for the stock dividend or stock splits for the above offerings.

4.   Inventories

Inventories consist of the following:


                                    December 31,
                                    ------------
                                 1998          1997
                                 ----          ----
Raw materials and supplies   $16,404,416   $13,857,783
Work in process                3,115,163     2,451,078
Finished goods                 1,914,816     1,136,771
                             -----------   -----------
                             $21,434,395   $17,445,632
                             -----------   -----------
                             -----------   -----------



24  BALLANTYNE

5.   Plant and Equipment

Plant and equipment include the following:


                                        December 31,
                                        ------------
                                    1998           1997
                                    ----           ----
Land                            $   343,500   $   313,500
Buildings and improvements        4,456,186     3,344,292
Machinery and equipment          12,729,984     7,139,044
                                -----------   -----------
                                 17,529,670    10,796,836
Less accumulated depreciation     4,833,681     3,396,846
                                -----------   -----------
Net plant and equipment         $12,695,989   $ 7,399,990
                                -----------   -----------
                                -----------   -----------


6.   Long-term Debt

Long-term debt consists entirely of non-competition contracts payable in installments related to the acquisition of Xenotech, Inc. and Sky-Tracker of America, Inc. in 1997.

Annual maturities of long-term debt at December 31, 1998 are as follows:


         Year                                                    Amount
         ----                                                    ------
         1999                                                 $        --
         2000                                                       20,000
         2001                                                          --
         2002                                                       50,000
                                                              ------------
                                                                    70,000
         Less amounts representing imputed interest                (22,628)
                                                              ------------
         Present value of non-competition contracts           $     47,372
                                                              ------------
                                                              ------------


The Company maintains a $20 million line of credit with Norwest Bank, N.A. At December 31, 1998, $7.8 million of the line of credit was unused. Borrowings outstanding under the line of credit bear interest, payable monthly, at a rate equal to the Prime Rate less 0.5% (7.25% at December 31, 1998). The Company's line of credit expires on May 31, 2000. The amounts outstanding have been classified as long-term based on the maturity date of the agreement. All of the Company's assets secure the credit facility. The Company was in compliance with all restrictive covenants relating to the line of credit at December 31, 1998 and 1997.



                                                                   BALLANTYNE 25

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

7.   Income Taxes

The provisions for income taxes consists of:


                               Years Ended December 31,
                               ------------------------
                        1998           1997           1996
                        ----           ----           ----
Current:
         Federal   $ 4,190,431    $ 4,124,265    $ 2,623,375
         State         391,000        237,000        267,400
         Foreign        25,326           (945)         4,007
Deferred-Federal       (17,431)      (261,265)        14,901
                   -----------    -----------    -----------
                   $ 4,589,326    $ 4,099,055    $ 2,909,683
                   -----------    -----------    -----------
                   -----------    -----------    -----------

Actual tax expense differs from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to income before income taxes) as follows:


                                                      Years Ended December 31,
                                                      ------------------------
                                                 1998           1997           1996
                                                 ----           ----           ----
Computed "expected" tax expense              $ 4,397,240    $ 4,014,854    $ 2,701,768
State income taxes, net of Federal benefit       258,060        156,420        176,484
Non-deductible amortization                       16,356         16,356         16,356
Other                                            (82,330)       (88,575)        15,075
                                             -----------    -----------    -----------
                                             $ 4,589,326    $ 4,099,055    $ 2,909,683
                                             -----------    -----------    -----------
                                             -----------    -----------    -----------


Deferred tax assets and the deferred tax liability were comprised of the following:


                                        December 31,
                                        ------------
                                       1998      1997
                                       ----      ----
Deferred tax assets:
    Inventory reserves              $558,610   $441,929
    Accounts receivable reserve      134,907     73,380
    Other                            255,703    174,533
                                    --------   --------
       Total deferred assets         949,220    689,842

Deferred tax liability:
    Depreciation and amortization    555,971    314,024
                                    --------   --------
       Net deferred tax asset       $393,249   $375,818
                                    --------   --------
                                    --------   --------


There was no valuation allowance for deferred tax assets as of December 31, 1998 or 1997. Based upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, management believes it is more likely than not the Company will realize the benefits of deferred tax assets as of December 31, 1998.


26  BALLANTYNE

Deferred tax assets and liabilities are included in the accompanying balance sheets based on their classification as current or long-term as follows:


                                     1998       1997
                                     ----       ----
Current deferred tax assets        $864,568   $626,133
Long-term deferred tax liability    471,319    250,315
                                   --------   --------
         Net deferred tax assets   $393,249   $375,818
                                   --------   --------
                                   --------   --------


8.   Supplemental Cash Flow Information

Supplemental disclosures to the consolidated statements of cash flows are as follows:


                           Years Ended December 31,
                           ------------------------
                        1998        1997         1996
                        ----        ----         ----
Interest paid       $  139,472   $   31,902   $  473,627
                    ----------   ----------  -----------
                    ----------   ----------  -----------
Income taxes paid   $3,352,415   $3,072,840   $3,878,500
                    ----------   ----------  -----------
                    ----------   ----------  -----------

Other non-cash activities in 1998 included recording an income tax benefit relating to the Company's stock option plans for $10,767. See Note 10 for non-cash activities concerning acquisitions. Other non-cash activities in 1997 included recording the present value of non-compete contracts for approximately $248,000 and an income tax benefit relating to the Company's stock option plans for $1,979,090. Other non-cash activities in 1996 included approximately $382,300 of capital lease obligations for equipment.

9.   Related Party Transactions

Amounts charged to operations of the Company by Canrad were management fees of $150,000, $225,000 and $300,000 for the years ended December 31, 1998, 1997 and
1996. Included in accrued expenses are payables to Canrad of $171,377 and $110,524 as of December 31, 1998 and 1997.

One member of the Board of Directors serves as General Counsel for the Company. Fees paid to the Board Member's firm in 1998, 1997 and 1996 were not significant.

10.  Acquisitions

During January of 1998, the Company purchased substantially all of the net assets of Sky-Tracker of Florida, Inc. ("Sky-Tracker of Florida") for cash of $575,000. Sky-Tracker of Florida is a rental agent and distributor of high intensity promotional searchlights.

Effective April 1, 1998, the Company purchased substantially all of the net assets of Design and Manufacturing, Ltd. ("Design") for cash and stock of approximately $5.5 million. The Company also assumed liabilities of approximately $207,000. The common stock issued in this acquisition is subject to a one-year lock-up agreement. The cash portion of the purchase price was financed through operating cash flows. In connection with the acquisition, goodwill of approximately $2.5 million was recorded and will be amortized

                                                                   BALLANTYNE 27

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

over 15 years. Design is a leading supplier of film platter systems to the motion picture exhibition industry and was a vendor of the Company. In a related transaction in May 1998, the Company purchased land and a building for $500,000 from the former owner of Design.

During June of 1998, the Company purchased substantially all of the assets of a distributor of follow spotlights for a purchase price of $125,000.

Effective April 1, 1997, the Company purchased certain net assets, primarily accounts receivable, inventories and fixed assets of Xenotech, Inc. ("Xenotech") for cash of $750,000. The Company also assumed liabilities of $1,175,897. No goodwill was recorded in connection with the acquisition. In addition, the Company entered into a 5-year non-compete agreement with Xenotech's founder and sole proprietor. The agreement is for a total of $250,000 payable by the Company in equal installments of $50,000. During 1998, the Company prepaid certain payments under the contract. The present value of the non-compete payments has been included in other assets and long-term debt in the accompanying consolidated balance sheets.

During September of 1997, the Company acquired certain assets of Sky-Tracker of America, Inc. ("Sky-Tracker") for cash of approximately $400,000. In connection with the purchase, the Company recorded approximately $167,000 of goodwill which will be amortized over 5 years. In addition, the Company entered into a 3-year non-compete agreement with the owner of Sky-Tracker. The agreement is for a total of $60,000 payable in equal installments and is included in other assets and long-term debt in the accompanying consolidated balance sheets.

The purchase prices for all acquisitions in 1998 and 1997 were assigned to the assets acquired and liabilities assumed based upon the fair market value of such assets and liabilities.

The allocations of the purchase prices for 1998 and 1997 are as follows:


                                    1998           1997
                                    ----           ----
Accounts receivable            $   283,589    $   426,657
Inventories                        923,187        868,413
Other current assets                 3,359         12,000
Plant and equipment              3,213,599        787,606
Other assets                     2,520,000        479,332
Accounts payable                  (146,560)      (522,104)
Accrued expenses                  (110,252)      (242,766)
Income taxes payable                  --          (56,476)
Long-term debt                        --         (602,662)
Purchase price paid in stock    (2,800,000)          --
                               -----------    -----------
Cash paid                      $ 3,886,922    $ 1,150,000
                               -----------    -----------
                               -----------    -----------



28  BALLANTYNE

The following unaudited pro forma financial information presents combined results of operations of the Company as if the 1998 acquisitions had occurred as of the beginning of 1997, after giving effect to certain adjustments, including amortization of goodwill and related income tax effects. The pro forma impact of the 1997 acquisitions would not be material. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the acquisitions constituted a single entity during such periods.


                          Years Ended December 31,
                          ------------------------
                            1998             1997
                            ----             ----
Net revenues          $   75,750,256   $   72,970,757
                      --------------   --------------
                      --------------   --------------
Net income            $    8,784,851   $    9,053,828
                      --------------   --------------
                      --------------   --------------
Earnings per share:
     Basic            $         0.62   $         0.65
                      --------------   --------------
                      --------------   --------------
     Diluted          $         0.60   $         0.61
                      --------------   --------------
                      --------------   --------------


11.  Common Stock

a.   Option Plans

The Company has adopted a 1995 Incentive and Non-Incentive Stock Option Plan and a 1995 Non-Employee Directors Non-Incentive Stock Option Plan (the "Plans"). A total of 777,131 shares of Ballantyne common stock have been reserved for issuance pursuant to these Plans at December 31, 1998. The 1995 Stock Option Plan provides for the granting of incentive and non-incentive stock options. The 1995 Outside Directors Stock Option Plan provides for the granting of non-incentive stock options only. The per share exercise price of incentive stock options may not be less than 100% of the fair market value of a share of Ballantyne common stock on the date of grant (110% of fair market value in the case of an incentive stock option granted to any person who, at the time the incentive stock option is granted, owns (or is considered as owning within the meaning of Section 424 (d) of the Internal Revenue Code of 1986, as amended) stock possessing more than 10% of the total combined voting powers of all classes of stock of the Company or any parent or subsidiary). With respect to non-incentive stock options, the per share exercise price may not be less than 85% of the fair market value of a share of Ballantyne common stock on the date of grant.


                                                                   BALLANTYNE 29

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


Information as to shares subject to stock option plans is as follows:


                                                 Number   Exercise price   Weighted average
                                              of Options    Per Option     Exercise Price
                                              ----------    ----------     --------------
Options outstanding at December 31, 1995       1,182,431   $ 2.50 - 2.79   $        2.54
Granted                                           38,981            3.08            3.08
Exercised                                        (90,956)           2.50            2.50
                                               ---------      ----------   -------------
Options outstanding at December 31, 1996       1,130,456      2.50 -3.08            2.57


Granted                                          199,238     8.09 -11.43           10.35
Exercised                                       (548,179)     2.50 -3.08            2.57
                                               ---------      ----------   -------------
Options outstanding at December 31, 1997         781,515     2.50 -11.43            3.91

Granted                                          336,000     7.29 -11.94           10.92
Exercised                                        (27,248)    2.50 -11.43            3.28
                                               ---------      ----------   -------------
Options outstanding at December 31, 1998       1,090,267   $ 2.50 -11.94   $        6.38
                                               ---------      ----------   -------------
                                               ---------      ----------   -------------
Exercisable options at December 31, 1998       1,043,017   $ 2.50 -11.94   $        6.12
                                               ---------      ----------   -------------
                                               ---------      ----------   -------------


                       Options Outstanding at December 31, 1998         Exercisable at December 31, 1998
                       ----------------------------------------         --------------------------------
                                     Weighted     Weighted                           Weighted       Weighted
                                     average       average                           average        average
                                     remaining    exercise                          remaining       exercise
Range of option          Number     contractual   price per             Number     contractual      price per
exercise price         of options       life       option             of options       life          option
---------------        ----------   -----------   ---------           ----------   -----------      ---------
$    2.50 to  3.08        557,393       5.44         2.55                557,393       5.44            2.55
$    7.30 to 11.94        532,874       8.32        10.38                485,624       8.69           10.23
---------    -----        -------       ----        -----                -------       ----           -----
$    2.50 to 11.94      1,090,267       6.85         6.38              1,043,017       6.96            6.12
---------    -----      ---------       ----         ----              ---------       ----            ----
---------    -----      ---------       ----         ----              ---------       ----            ----


The Company has also adopted the 1995 Employee Stock Purchase Plan. The Employee Stock Purchase Plan provides for the purchase of shares of Ballantyne common stock by eligible employees at a per share purchase price equal to 85% of the fair market value of a share of Ballantyne common stock at either the beginning or end of the offering period, as defined, whichever is lower. Purchases are made through payroll deductions of up to 10% of each participating employee's salary and participants are limited to purchasing 1,000 shares of Ballantyne common stock in any offering period. At December 31, 1998, 194,159 shares of Ballantyne common stock have been reserved pursuant to the Employee Stock Purchase Plan.

b.   Warrants

The Company has granted Merita Bank, Ltd., a warrant to purchase 509,355 shares of Ballantyne common stock. During 1997, Merita Bank, Ltd. exercised 170,100 shares under its warrant leaving 339,255 shares remaining to be purchased at December 31, 1998 at an exercise price of $2.50 per share.



30  BALLANTYNE

c.   Accounting for Stock-Based Compensation

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans and the exercise price of all options issued have equaled the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for any of the aforementioned stock compensation plans. Had compensation cost for the Company's stock compensation plans been determined consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                        Years Ended December 31,
                                        ------------------------
                                   1998            1997            1996
                                   ----            ----            ----
Net income
         As reported         $   8,343,734   $   7,709,339   $   5,036,693
         Pro forma           $   6,489,170   $   7,136,263   $   3,843,285

Basic earnings per share
         As reported         $        0.59   $        0.56   $        0.43
         Pro forma           $        0.46   $        0.51   $        0.33

Diluted earnings per share
         As reported         $        0.57   $        0.52   $        0.40
         Pro forma           $        0.44   $        0.48   $        0.31

The average fair value of each option granted in 1998, 1997 and 1996 was $7.77, $8.18 and $2.03, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model made with the following weighted average assumptions:


                                                    Years Ended December 31,
                                                    ------------------------
                                                  1998        1997       1996
                                                  ----        ----       ----
Risk-free interest rate .................         4.73%       6.15%      6.15%
Dividend yield ..........................            0%          0%         0%
Expected volatility .....................           78%       75.7%        75%
Expected life in years ..................         3-10        3-10        3-10



12.  Commitments, Contingencies, Concentrations and Leases

a.   Commitments and Contingencies

The Company has in place a profit sharing plan for key management employees. Amounts due pursuant to the plan are based upon the attainment of specific operating levels that are established by the Board of Directors. Amounts charged to operations pursuant to the profit sharing plan amounted to $945,562, $1,127,795 and $913,676 for 1998, 1997 and 1996, respectively. The amounts payable of $945,818 and $1,125,256 at December 31, 1998 and 1997, respectively, are included in accrued expenses in the accompanying consolidated balance sheets.


                                                                   BALLANTYNE 31

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


b.   Retirement Plans

The Company sponsors a defined contribution 401-K plan (the "Plan") for all employees. Pursuant to the provisions of the Plan, employees may defer up to 6% of their compensation. The Company will match 50% of the amount deferred. An additional amount of up to 9% of the employee's compensation for the year may also be deferred with no matching contribution by the Company. The contributions made to the Plan by the Company for the years ended December 31, 1998, 1997 and 1996 amounted to $182,077, $150,577 and $99,826, respectively.

c.   Concentrations

For the years ended December 31, 1998, 1997 and 1996, sales to a customer represented approximately fifteen percent (15%), twenty percent (20%) and sixteen percent (16%) of consolidated net revenues, respectively. The balance in trade receivable owed by this customer was $751,233 at December 31, 1998 and $1,912,551 at December 31, 1997. For the year ended December 31, 1998, sales to another customer represented approximately fourteen percent (14%) of consolidated net revenues. The balance in trade receivable owed by this customer was $1,888,594 at December 31, 1998. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of accounts receivable. The Company sells product to a large number of customers in many different geographic regions. To minimize credit concentration risk, the Company performs on going credit evaluations of its customers financial condition.

Sales to foreign customers were approximately $22,000,000, $18,500,000 and $14,100,000 for 1998, 1997 and 1996, respectively. These sales were principally to customers in Mexico, Canada, Europe and Asia. To minimize credit risk, the Company generally requires sales to foreign customers be guaranteed by letter of credit or are shipped C.O.D.

d.   Leases

The Company leases manufacturing facilities and office space from an employee of a wholly-owned subsidiary. The lease expires on March 31, 2002 with the Company having the option to renew the lease for one additional five-year term. The Company expects to renew or replace this lease in the ordinary course of business. The Company also leases other properties and equipment under operating leases which contain renewal and escalation clauses.

Aggregate minimum rental commitments for leases having noncancelable lease terms of more than one year are as follows: 1999 - $270,286; 2000 - $233,043; 2001 -
$229,391; 2002 - $130,391 and 2003 - $40,162.

e.   Litigation

The Company is involved in certain pending litigation arising under the normal course of business. Management believes the ultimate resolution of these matters will not have a material adverse effect on the consolidated financial statements of the Company.



32  BALLANTYNE

13.  Business Segment Information

During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments, products and services, geographic areas and major customers. The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. Prior year amounts have been presented to conform with the current presentation format.

The Company's operations are conducted principally through three business segments: Theatre, Lighting and Restaurant. Theatre operations include the design, manufacture, assembly and sale of motion picture projectors, xenon lamphouses and power supplies, sound systems and the sale of film handling equipment and lenses for the theatre exhibition industry. The lighting segment operations include the sale and rental of follow spotlights, stationary searchlights and computer operated lighting systems for the motion picture production, television, live entertainment, theme parks and architectural industries. The restaurant segment includes the design, manufacture, assembly and sale of pressure fryers, smoke ovens and rotisseries and the sale of seasonings, marinades and barbecue sauces, mesquite and hickory woods and point of purchase displays.

The Company allocates resources to business segments and evaluates the performance of these segments based upon reported segment gross profit. However, certain key operations of a particular segment are tracked on the basis of operating profit. There are no significant intersegment sales. All intersegment transfers are recorded at historical cost.


                                                                   BALLANTYNE 33

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

SUMMARY BY BUSINESS SEGMENTS


                                            1998           1997              1996
                                            ----           ----              ----
Net revenue
     Theatre                           $ 65,814,807    $ 62,306,249    $ 47,230,543
     Lighting                             7,107,905       5,360,617       2,157,125
     Restaurant                           2,134,655       2,538,245       2,366,196
                                       ------------    ------------    ------------
          Total                        $ 75,057,367    $ 70,205,111    $ 51,753,864

Gross profit
     Theatre                           $ 21,559,565    $ 17,866,879    $ 13,978,101
     Lighting                             1,402,676       2,208,095         742,070
     Restaurant                             592,073         650,024         637,166
                                       ------------    ------------    ------------
          Total                          23,554,314      20,724,998      15,357,337
Corporate overhead                      (10,584,989)     (9,170,634)     (7,047,453)
                                       ------------    ------------    ------------
Operating income                         12,969,325      11,554,364       8,309,884
Net interest income(expense)                (36,265)        254,030        (363,508)
                                       ------------    ------------    ------------
          Income before income taxes   $ 12,933,060    $ 11,808,394    $  7,946,376
                                       ------------    ------------    ------------
                                       ------------    ------------    ------------

Identifiable assets
     Theatre                           $ 48,484,693    $ 42,239,030    $ 31,454,096
     Lighting                             7,187,781       3,665,474         117,014
     Restaurant                             880,706         847,994         891,110
                                       ------------    ------------    ------------
          Total                        $ 56,553,180    $ 46,752,498    $ 32,462,220
                                       ------------    ------------    ------------
                                       ------------    ------------    ------------

Expenditures on capital equipment
     Theatre                           $  1,072,110       2,980,764       1,016,930
     Lighting                             2,522,362         551,149            --
     Restaurant                                --              --              --
                                       ------------    ------------    ------------
          Total                        $  3,594,472    $  3,531,913    $  1,016,930
                                       ------------    ------------    ------------
                                       ------------    ------------    ------------

Depreciation and amortization
     Theatre                           $  1,243,061    $    833,661    $    607,120
     Lighting                               610,162         168,111            --
     Restaurant                                --              --              --
                                       ------------    ------------    ------------
          Total                        $  1,853,223    $  1,001,772    $    607,120
                                       ------------    ------------    ------------
                                       ------------    ------------    ------------


34  BALLANTYNE

SUMMARY BY GEOGRAPHICAL AREA:


                               1998          1997          1996
                               ----          ----          ----
Net revenue
     United States        $53,078,993   $51,656,965   $37,628,386
     Canada                 9,845,049     5,960,640     3,463,236
     Asia                   4,256,493     4,787,409     5,116,753
     Mexico                 1,726,712     2,722,675     1,157,667
     Europe                 4,197,172     3,735,009     3,185,001
     Other                  1,952,948     1,342,413     1,202,821
                          -----------   -----------   -----------
                  Total   $75,057,367   $70,205,111   $51,753,864
                          -----------   -----------   -----------
                          -----------   -----------   -----------

Identifiable Assets
     United States        $55,677,111   $45,792,078   $31,749,027
     Canada                      --            --            --
     Asia                     876,069       960,420       713,193
     Mexico                      --            --            --
     Europe                      --            --            --
     Other                       --            --            --
                          -----------   -----------   -----------
                  Total   $56,553,180   $46,752,498   $32,462,220
                          -----------   -----------   -----------
                          -----------   -----------   -----------


Net revenues by business segment are to unaffiliated customers. Net sales by geographical area are based on destination of sales. Identifiable assets by geographical area are based on location of facilities.


14.  Quarterly Financial Data (Unaudited)

The following is a summary of the unaudited quarterly results of operations for 1998 and 1997.


                            First Quarter   Second Quarter   Third Quarter   Fourth Quarter
                            -------------   --------------   -------------   --------------
1998:
Net revenue                  $17,271,887       15,412,796       20,852,022       21,520,662
Gross profit                   5,308,422        4,768,704        6,570,393        6,906,795
Net income                     1,901,418        1,425,732        2,418,041        2,598,543
Basic earnings per share             .13              .10              .17              .20
Diluted earnings per share           .13              .09              .16              .19

1997:
Net revenue                  $14,724,814       16,348,995       17,378,858       21,752,444
Gross profit                   4,356,047        4,932,506        5,147,498        6,288,947
Net income                     1,568,200        1,855,250        2,052,831        2,233,058
Basic earnings per share             .12              .14              .15              .16
Diluted earnings per share           .11              .13              .14              .15





                                                                   BALLANTYNE 35

BALLANTYNE OF OMAHA, INC. AND SUBSIDIARIES
REPORT OF MANAGEMENT


The consolidated financial statements of Ballantyne of Omaha, Inc. and Subsidiaries and the other information contained in the Annual Report were prepared by and are the responsibility of management. The Statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management's best estimates and judgements.

In fulfilling its responsibilities, management relies on a system of internal controls, which provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability of assets. Internal controls are designed to reduce the risk that material errors or irregularities in the financial statements may occur and not be timely detected. These systems are augmented by written policies, careful selection and training of qualified personnel, an organizational structure providing for the division of responsibilities and a program of financial, operational and systems reviews.

The Audit Committee, composed of non-employee directors, is responsible for recommending to the Board of Directors, the independent accounting firm to be retained each year. The Audit Committee meets regularly, and when appropriate separately, with the independent certified accountants and management to review company performance. The independent certified public accountants and the Audit Committee have unrestricted access to each other in the discharge of their responsibilities.



/s/ John P. Wilmers

John P. Wilmers
President and Chief Executive Officer


/s/ Brad French

Brad French
Secretary/Treasurer and Chief Financial Officer



36  BALLANTYNE

DIRECTORS AND OFFICERS


OFFICERS

Arnold S. Tenney
   Chairman

John Wilmers
   President and Chief Executive Officer

Brad French
   Secretary/Treasurer
   and Chief Financial Officer

Ray F. Boegner
   Senior Vice-President


DIRECTORS

Colin G. Campbell (1) (2)
   Principal
   Intrepid Partners

Jeffrey D. Chelin
   Vice President Finance
   and Chief Financial Officer
   ARC International Corporation

Ronald H. Echtenkamp (1) (2)
   Former President
   and Chief Executive Officer

Marshall S. Geller
   Chairman and Chief Executive Officer
   Geller & Friend Capital Partners, Inc.

Yale Richards (1) (2)
   Senior Partner
   Marks, Clare & Richards

Arnold S. Tenney (2)
   President and Chief Executive Officer
   ARC International Corporation

John Wilmers

(1) Member of the Audit Committee
(2) Member of the Compensation Committee


CORPORATE DIRECTORY

BALLANTYNE of Omaha, Inc.
4350 McKinley Street
Omaha, NE 68112

(402) 453-4444
(402) 453-7238 (fax)

SHAREHOLDER INFORMATION

SHARES TRADED

New York Stock Exchange
Symbol: BTN


TRANSFER AGENT

ChaseMellon Shareholder
Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660


COUNSEL

Marks, Clare & Richards
Omaha, Nebraska

Cline, Williams, Wright,
Johnson & Oldfather
Omaha, Nebraska


AUDITORS

KPMG Peat Marwick LLP
Omaha, Nebraska


BANKERS

Norwest Bank Nebraska, N.A.
Omaha, Nebraska


ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 18, 1999 at:
The Westin Aquila Hotel
1615 Howard Street
Omaha, Nebraska 68102


ADDITIONAL INFORMATION

The form 10K annual report for December 31, 1998, filed with the U.S. Securities and Exchange Commission is available upon request.


For copies of annual and quarterly reports write to:
The Secretary
Ballantyne of Omaha, Inc.
4350 McKinley Street
Omaha, NE 68112


                                                                   BALLANTYNE 37

BALLANTYNE OF OMAHA, INC.

4350 MCKINLEY STREET
OMAHA, NE 68112
PHONE: 402/453-4444
800-424-1215
FAX: 402/453-7238
WWW.BALLANTYNE-OMAHA.COM
MEMBER - NYSE:BTN